SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 29, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL - R$10,000,000,000.00

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

DATE, TIME AND VENUE: On January 29, 2016, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), at Rua Costa Carvalho, nº 300, Pinheiros, CEP 05429-000, in the city and state of São Paulo.

CALL NOTICE: Notice published on the “Diário Oficial do Estado de São Paulo” newspaper, on the days: (i) December 23, 2015, (ii) December 24, 2015, and (iii) December 29, 2015, on pages 22, 30 and 39, respectively, and on the “Valor Econômico” newspaper, on the days: (i) December 23, 2015, (ii) December 24, 2015, and (iii) December 29, 2015, on pages C10, C10 and B3, respectively.

ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per the signatures in the Shareholders’ Attendance Book.

The other people present included: Reinaldo Guerreiro, member of the Board of Directors and member of the Audit Committee of Sabesp, Mario Azevedo de Arruda Sampaio,  Funding and Investor Relations Superintendent, Priscila Costa da Silva, Management Analyst of the Investor Information Department, John Emerson Silva, Management Analyst of the Investor Information Department, and Beatriz Helena de Almeida e Silva Lorenzi, lawyer of the Legal Superintendence.

PRESIDING BOARD: Chairman: Reinaldo Guerreiro. Secretary: Marialve S. Martins.

INFORMATION: The management proposal and other related documents were made available to the shareholders at the Company’s headquarters and on its website, as well as on the websites of the Brazilian Securities and Exchange Commission (CVM) and the BM&FBOVESPA.

AGENDA: I. Election of a new Fiscal Council member for the remaining of the 2015-2016 term of office.

CLARIFICATIONS: The matters were appreciated by the State Capital Defense Council (CODEC), pursuant to Report 006/2016 of January 11, 2016, whose voting intention was presented by the representative of the shareholder Secretaria da Fazenda.

RESOLUTIONS: After being submitted to discussion and vote, the following item of the agenda was approved by majority of vote:

I.   The election, as a sitting member of the Fiscal Council, of José Alexandre Pereira de Araújo, Brazilian, married, business administrator, identification document (RG) no. 21.586.420-7 SSP/SP and individual taxpayer ID (CPF) no. 102.435.868-25, domiciled at Av. Morumbi nº 4500, 1º andar - Morumbi, in the city  and state of São Paulo, in replacement of Horácio José Ferragino, for the remaining of the 2015-2016 term of office, unified with that of the other Fiscal Council members elected at the Company’s Annual Shareholders’ Meeting of April 30, 2015. The Fiscal Council will now be composed as follows: Sitting Members: Humberto Macedo Puccinelli, Joaldir Reynaldo Machado, José Alexandre Pereira de Araújo, Rui Brasil Assis and Massao Fabio Oya. Alternate Members: Tomás Bruginski de Paula, José Rubens Gozzo Pereira, Enio Marrano Lopes, Sandra Maria Giannella and Maria Elvira Lopes Gimenez, respectively. The fiscal council member elected, José Alexandre Pereira de Araújo, will exercise his duties until the next Annual Shareholders’ Meeting and, in event of the non-attendance of the sitting member, the respective alternate member should be called to take part in the meetings. The member elected herein shall take office in compliance with the requirements and procedures of Brazilian Corporation Law and other applicable legal provisions, including those related to the filing of the Statement of Property, which should comply with applicable state regulations, and the signature of The Declaration of Inexistence of Legal Impediments as well as the Statement of Consent, provided for in the Listing Regulations of the Novo Mercado Segment of the São Paulo Stock Exchange.

The drawing up of these minutes in summary format and its publication without the signatures of the attending Shareholders, pursuant to article 130, paragraphs 1 and 2 of Law 6404/76, was approved by unanimous vote.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further business on the agenda, the Chairman thanked everyone for their attendance and the Extraordinary Shareholders’ Meeting was adjourned for these minutes to be drawn up, read, approved and signed by the Chairman, the Secretary and the attending shareholders, who comprise the quorum necessary for the resolutions to be made.

DOCUMENTS FILED. The proxy instruments of the representatives of the shareholders’ listed below were filed at the Company’s headquarters, accompanied by the votes duly numbered and initialed by the presiding board and other documents mentioned.

São Paulo, January 29, 2016.

REINALDO GUERREIRO
Chairman

CAMILA ROCHA CUNHA VIANA
(representative of the shareholder Secretaria da Fazenda do Estado)
MARIALVE S. MARTINS Secretary	CAMILA PUPO PALOMARES (representative of the shareholder The Bank Of New York Mellon ADR Department)

RODRIGO DE MESQUITA PERREIRA

(representative of the shareholders, HSBC CTVM S.A.)

FIRST STATE GLOBAL UMBRELLA FUND PLC RE FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

SMITH & WILLIAMSON EMERGING MARKETS VALUE FUND

RODRIGO DE MESQUITA PERREIRA (representative of the shareholder, Itaú Unibanco S.A.) PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO
RODRIGO DE MESQUITA PERREIRA (representative of the shareholders, J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)

BRITISH COAL STAFF SUPERANNUATION SCHEME

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

MISSOURI EDUCATION PENSION TRUST

NVIT DEVELOPING MARKETS FUND

NVIT EMERGING MARKETS FUND

STATE OF NEW MEXICO STATE INVESTMENT COUNCIL

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

VANGUARD INVESTMENT SERIES, PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

RODRIGO DE MESQUITA PERREIRA (representative of the shareholders, Citibank N.A)

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

FIRST TRUST LATIN AMERICA ALPHADEX FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND

PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

PZENA EMERGING MARKETS VALUE FUND

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND

THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INTERNATIONAL VALUE FUND

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

STICHTING PGGM DEPOSITARY

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

NORGES BANK

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

PICTET - EMERGING MARKETS INDEX

PICTET - WATER

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN INTERNATIONAL ALL-COUNTRY PASSIVE SERIES

ARIZONA STATE RETIREMENT SYSTEM

ASCENSION HEALTH MASTER PENSION TRUST

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST

BRANDES CANADA INTERNATIONAL EQUITY UNIT TRUST

BRANDES INVESTMENT FUNDS PUBLIC LIMITED COMPANY / BRANDES EMERGING MARKETS EQUITIES FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CHEVRON MASTER PENSION TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

COLLEGE RETIREMENT EQUITIES FUND

DESJARDINS GLOBAL INFRASTRUCTURE FUND

DETROIT EDISON QUALIFIED NUCLEAR DECOMMISSIONING TRUST

DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST

DTE VEBA MASTER TRUST

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND

FIRST STATE INVESTMENTS ICVC - FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

FRANCISCAN ALLIANCE, INC

GMAM INVESTMENT FUNDS TRUST

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE HARTFORD GLOBAL REAL ASSET FUND

THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL GLOBAL ENVIRONMENT TECHNOLOGY FUND

THE MONETARY AUTHORITY OF SINGAPORE

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

USAA EMERGING MARKETS FUND

WASHINGTON STATE INVESTMENT BOARD

WASHINGTON STATE INVESTMENT BOARD

WELLS FARGO ADVANTAGE DIVERSIFIED INTERNATIONAL FUND

WELLS FARGO ADVANTAGE INTERNATIONAL VALUE PORTFOLIO

WISDOMTREE GLOBAL EX-US UTILITIES FUND

WSIB INVESTMENT (PUBLIC EQUITIES) POOLED FUND TRUST

XEROX CORPORATION RETIREMENT & SAVINGS PLAN

JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

ALASKA PERMANENT FUND

ARIZONA PSPRS TRUST

AT&T UNION WELFARE BENEFIT TRUST

BELL ATLANTIC MASTER TRUST

BELLSOUTH CORPORATION RFA VEBA TRUST

CF DV EMERGING MARKETS STOCK INDEX FUND

EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND

ELECTRICAL WORKERS LOCAL NO.26 PENSION TRUST FUND

EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS

EMPLOYEES RETIREMENT SYSTEM OF TEXAS

IBM 401(K) PLUS PLAN

ILLINOIS STATE BOARD OF INVESTMENT

INTERNATIONAL PAPER COMPANY COMMINGLED INVESTMENT GROUP TRUST

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI BRAZIL CAPPED ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

KAISER FOUNDATION HOSPITALS

KAISER PERMANENTE GROUP TRUST

LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST

LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO

LAZARD INTERNATIONAL STRATEGIC EQUITY PORTFOLIO

MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MDPIM EMERGING MARKETS EQUITY POOL

MERCER QIF FUND PLC

MINISTRY OF STRATEGY AND FINANCE

MONTANA BOARD OF INVESTMENTS

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NUVEEN TRADEWINDS EMERGING MARKETS FUND

OCEANROCK INTERNATIONAL EQUITY FUND

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST

QS BATTERYMARCH EMERGING MARKETS FUND

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF

SPDR S&P EMERGING MARKETS ETF

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF OREGON

STATE OF OREGON

ENSIGN PEAK ADVISORS, INC

EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS

JOHN DEERE PENSION TRUST

LAY EMPLOYEES RETIREMENT PLAN OF THE ARCHDIOCESE OF PHILADELPHIA

MOUNT WILSON GLOBAL FUND L.P.

PENSION FUND OF THE CHRISTIAN CHURCH (DISCIPLES OF CHRIST)

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

RAYTHEON COMPANY MASTER TRUST

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND

SOUTH DAKOTA RETIREMENT SYSTEM

SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS

TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST

THE ARCHDIOCESE OF HARTFORD INVESTMENT TRUST

THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND RETIREMENT FUND

THE HARTFORD ROMAN CATHOLIC DIOCESAN CORPORATION RETIREMENT PLANS MASTER TRUST

THE NATURE CONSERVANCY

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE TRUSTEES OF SAINT PATRICK'S CATHEDRAL IN THE CITY OF NEW YORK

TIME WARNER CABLE PENSION PLAN MASTER TRUST

UPS GROUP TRUST

WEST VIRGINIA INVESTMENT MANAGEMENT BOARD

ADVANCED SERIES TRUST - AST FI PYRAMIS QUANTITATIVE PORTFOLIO

ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO

BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND

FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF

LEGG MASON GLOBAL FUNDS PLC

POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO

PZENA EMERGING MARKETS FOCUSED VALUE FUND

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND

VANGUARD EMERGING MARKETS SELECT STOCK FUND

VOYA EMERGING MARKETS INDEX PORTFOLIO

BRANDES INSTITUTIONAL EQUITY TRUST

BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

COLONIAL FIRST STATE WHOLESALE GLOBAL LISTED INFRASTRUCTURE SECURITIES FUND

COMMONWEALTH GLOBAL LISTED INFRASTRUCTURE FUND 4

COMMONWEALTH SUPERANNUATION CORPORATION

FUTURE FUND BOARD OF GUARDIANS

LSV EMERGING MARKETS EQUITY FUND, L.P.

LSV INTERNATIONAL (AC) VALUE EQUITY FUND, LP

LSV INTERNATIONAL CONCENTRATED EQUITY FUND, LP

MICROSOFT GLOBAL FINANCE

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NAV CANADA PENSION PLAN

NEW ZEALAND SUPERANNUATION FUND

NORTHERN EMERGING MARKETS EQUITY FUND

NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING

NORTHERN TRUST INVESTMENT FUNDS PLC

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING

NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST

PZENA VALUE GROUP TRUST

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

THE HIGHCLERE INTERNATIONAL INVESTORS SMID FUND

THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND

THE NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST

WYOMING RETIREMENT SYSTEM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 29, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.